

March 19, 2021

Derek Dewan
Chief Executive Officer
GEE Group Inc.
7751 Belfort Parkway, Suite 150
Jacksonville, Florida 32256

      Re: GEE Group Inc.
          Registration Statement on Form S-1
          Filed March 12, 2021
          File No. 333-254235

Dear Mr. Dewan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services

cc: Angela Dowd